CT CORPORATION

KAR
COPY

July 15, 2002

Nancy Stevens
Messerli & Kramer
150 S. 5th Street
1800 5th Street Towers
Minneapolis, MN 55402-4218

RE: XDOGS, INC. Order #: 5479217

Dear Ms. Stevens:

As instructed, we enclose the following documents issued by the Secretary of State of Nevada:

Certified Copy of Certificate of Designation

Dated July 12, 2002

If you have any questions concerning this order, please contact Lauren Greco in our CT Minneapolis office. Thank you for this opportunity to be of service.

Sincerely,



Brandy Muhilly
CT Reno

Enclosure(s)

Via: FedEx and Fax (612) 672-3777

6100 Neil Road, Suite 500
Reno, NV 89511
Tel. 775 688 3061
Fax 775 688 3067

NAME: XDOGS, INC.

FILE TYP/NR C   007726-1999 ST NEVADA   INC ON MAR 31, 1999 FOR PERPETUAL
   STATUS: CURRENT LIST AS OF : 04-08-02   NUMBER OF PAGES FILED: 7   PAI
      TYPE: REGULAR
PURPOSE: ALL LEGAL ACTIVITIES
        FEE 225 BOX 2CC   CAPITAL: $120,000
PAR SHRS: 21,000,000   PAR VAL: $.000   NR NO PAR SHRS:
   RA NBR: 46858
        LIST OF OFFICERS FOR 02 - 03 FILED ON 04-08-02   ANNUAL LO   CXE
RA   CORPORATE ADVISORY SERVICE, INC.   #3   ACCEPTED   033199
   251 JEANELL DRIVE   CARSON CITY   NV 89703
PRES   KENT A RODRIGUEZ   043099
   251 JEANELL #3   CARSON CITY   NV 89703
SECT   CRAIG C AVERY   043099
   251 JEANELL #3   CARSON CITY   NV 89703
TRES   CRAIG C AVERY   043099
   251 JEANELL #3   CARSON CITY   NV 89703

   MORE OFFICERS ON LIST

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NAME: XDOGS, INC.

FILE TYP/NR C   007726-1999   PF4=PAGE<-
07-12-02 OTHER AMENDMENT
CERTIFICATE OF DESIGNATION FILED DESIGNATING 100 SHARES AS "SERIES A
PREFERRED STOCK" (9)PGS.   JEP
08-17-00 CHANGED NAME FROM
XDOGS.COM, INC.   MMR
08-17-00 COMMENTS
(3)PGS.   MMR
05-25-99 MERGER
ARTICLES OF MERGER FILED MERGING THE SLED DOGS COMPANY, A (CO) CORPORATION
NOT QUALIFIED IN NEVADA, INTO THIS CORPORATION.   (6)PGS.   MMR
03-31-99 COMMENTS
ACTUAL PAR VALUE: 20 MIL. (COM) @ .001 & 1 MIL. (PREF) @ .10.

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Date: 07/12/02 Time: 15:54:08

CERTIFICATE OF DESIGNATION OF SERIES
AND DETERMINATION OF RIGHTS AND PREFERENCES OF
SERIES A CONVERTIBLE PREFERRED STOCK OF
XDOGS, INC.

FILED # C7726-99

JUL 12 2002

IN THE OFFICE OF

DEAN HELLER, SECRETARY OF STATE

XDOGS, Inc., a Nevada corporation (the "Company"), acting pursuant to Nevada Revised Statutes Section 78.1955, does hereby submit the following Certificate of Designation of Series and Determination of Rights and Preferences of its Series A Preferred Stock.

FIRST: The name of the Company is XDOGS, Inc.

SECOND: By unanimous consent of the Board of Directors of the Company dated June 3, 2002, the following resolutions were duly adopted:

WHEREAS, the Articles of Incorporation of the Company authorize Preferred Stock consisting of One Million (1,000,000) shares, par value $.10 per share, issuable from time to time in one or more series; and

WHEREAS, the Board of Directors of the Company is authorized, subject to limitations prescribed by law and by the provisions of the Company's Articles of Incorporation to establish and fix the number of shares to be included in any series of Preferred Stock and the designation, rights, preferences, powers, restrictions and limitations of the shares of such series; and

WHEREAS, it is the desire of the Board of Directors to establish and fix the number of shares to be included in a new series of Preferred Stock and the designation, rights, preferences and limitations of the shares of such new series;

NOW, THEREFORE, BE IT RESOLVED: That pursuant to the Company's Articles of Incorporation there is hereby established a new series of One Hundred (100) shares of convertible Preferred Stock of the Company (the "Series A Preferred Stock") to have the designation, rights, preferences, powers, restrictions and limitations as follows, and which shall rank, with respect to dividends and rights upon liquidation, winding up and dissolution, senior to all other classes of the Company's capital stock now existing:

ARTICLE I

DIVIDENDS

(a)   Payment of Dividends. The holders of record of shares of Series A Preferred Stock shall be entitled to receive, out of any assets at the time legally available therefor and when and as declared by the Board of Directors, cash dividends at the rate of eight percent (8%) of the amount per share of Series A Preferred Stock paid by the initial holders thereof (the

"Original Price") per annum (the "Preferred Dividends"), and no more, payable to the extent assets are legally available therefor on the 15th day of September, December, March and June beginning on September 15, 2002 or, if later, the first of such dates after the date of issuance of the Series A Preferred Stock (the "Issuance Date"). In the case of shares of Series A Preferred Stock outstanding for less than a particular quarter, Preferred Dividends shall be pro rated based on the portion of the quarter during which such shares are outstanding. Preferred Dividends on the Series A Preferred Stock shall be fully cumulative until declared and paid, and shall accrue to the end of the month prior to the quarterly scheduled payment dates above in arrears; provided, however, that such dividends shall not compound over time. Preferred Dividends on the Series A Preferred Stock are to be paid prior and in preference to any declaration or payment of any Distribution (as defined below) on any outstanding shares of the Company's common stock, par value $.001 per share (the "Common Stock"), other than dividends payable solely in shares of Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock and no other securities. Any amounts for which such assets are not legally available shall be paid promptly, as assets become legally available therefor.

(b)   No Payment on Junior Stock. So long as any shares of Series A Preferred Stock are outstanding, the Company shall not declare, pay or set apart for payment any dividend or make any Distribution on any class or series of equity securities of the Company which by its terms does not rank senior to the Series A Preferred Stock ("Junior Stock") (other than dividends or Distributions payable in additional shares of Junior Stock), unless at the time of such dividend or Distribution the Company shall have paid all accrued and unpaid dividends on the outstanding shares of Series A Preferred Stock.

For purposes hereof, unless the context otherwise requires, "Distribution" shall mean the transfer of cash or property without consideration, whether by way of dividend or otherwise, payable other than in shares of Common Stock or other equity securities of the Company, or the purchase or redemption of shares of the Company for cash or property.

(c)   Participation in Distributions on Common Stock. The holders of a Series A Preferred Stock shall participate pro rata, on an as-converted to Common Stock basis (by disregarding any limitations on conversion described in Article V below), with holders of Common Stock in any Distributions made on Common Stock.

ARTICLE II

VOTING RIGHTS

Except as otherwise required by Nevada law, the Series A Preferred Stock shall vote on an as-converted to Common Stock basis (by disregarding any limitations on conversion described in Article V below) with holders of Common Stock on all matters on which holders of Common Stock are entitled to vote. The Common Stock into which the Series A Preferred Stock is convertible shall, upon issuance, have all of the same voting rights as other issued and outstanding Common Stock.

ARTICLE III

LIQUIDATION PREFERENCE

(a)   _Payment of Liquidation Preference Amount_. In the event of the liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Company, the holders of shares of the Series A Preferred Stock then outstanding shall be entitled to receive, out of the assets of the Company whether such assets are capital or surplus of any nature, an amount per each share of Series A Preferred Stock equal to the Original Price plus any accrued and unpaid Preferred Dividends on such shares of Series A Preferred Stock (together, the "Liquidation Preference Amount"), before any payment shall be made or any assets distributed to the holders of any other class of the Company's capital stock now existing (including the Series A Preferred Stock).   After payment of the full Liquidation Preference Amount, the holders of shares of Series A Preferred Stock will participate pro rata, on an as-converted to Common Stock basis (by disregarding any limitations on conversion described in Article V below), with holders of Common Stock in any distribution of the assets of the Company.

(b)   _Liquidation, Dissolution, or Winding Up_. A "liquidation, dissolution or winding up" of the Company shall be deemed to be occasioned by, or to include, (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation (but excluding any merger effected exclusively for the purpose of changing the domicile of the Company) or (ii) sale of all or substantially all of the assets or shares of stock of the Company; provided, however, that, in each such case, the applicable transaction shall not be deemed a liquidation, dissolution or winding up unless the Company's shareholders of record as constituted immediately prior to such transaction (by virtue of shares of the Company owned by such shareholders or securities issued solely with respect thereto as consideration for the Company's acquisition or sale or otherwise) hold less than 50% of the voting power of the surviving or acquiring entity.

(c)   _Valuation of Securities_. If the Company distributes securities pursuant to this Article IV and the value of such securities is not determined pursuant to a separate agreement relating to such distribution, such securities shall be valued as follows:

(i)   With respect to securities not subject to restrictions on free marketability:

(A)   If traded on a securities exchange or the Nasdaq National Market System, the value shall be deemed to be the average of the closing prices of the securities on such exchange or quotation system over a thirty (30) day period ending three (3) days prior to the applicable determination date;

(B)   If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the applicable determination date; and

(ii)   The method of valuation of securities subject to restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder's status as an affiliate or former affiliate) shall be to make an appropriate discount, as determined in good faith by the Company's Board of Directors, from the market value determined as above in (i)(A) or (B) to reflect the approximate fair market value thereof. If there is no active trading market for the securities, then their value shall be the fair market value on the date of distribution as determined in good faith by the Board of Directors.

ARTICLE IV

CONVERSION

The holders of Series A Preferred Stock shall have the following conversion rights (the "Conversion Rights"):

(a)   Right to Convert. At any time on or after the issuance of the Series A Preferred Stock, the holder of any shares of Series A Preferred Stock may elect to convert all or any portion of the shares of Series A Preferred Stock held by such person into a number of fully paid and non-assessable shares of Common Stock, as follows. Each share of Series A Preferred Stock shall, upon conversion, represent 0.4% of the then "Fully-Diluted Shares Outstanding" of the Company. "Fully-Diluted Shares Outstanding" is computed as the sum of the number of shares of Common Stock outstanding plus the number of shares of Common Stock issuable upon exercise, conversion or exchange of outstanding options, warrants, convertible securities (including the shares of Series A Preferred Stock) or other rights, or upon exercise, conversion or exchange of securities which by their terms are exercisable, convertible or exchangeable for other securities exercisable, convertible or exchangeable for Common Stock. The effect of this provision is that if all 100 shares of the Series A Preferred Stock authorized hereby converted at once, the Company would issue the holders a number of shares of Common Stock representing (after the issuance) 40% of the Fully-Diluted Shares Outstanding.

(b)   Limitations on Conversion. In the event that the Company does not have an adequate number of shares of Common Stock authorized, but unissued, to allow for the full conversion of the Series A Preferred Stock, or if Nasdaq or applicable exchange rules require shareholder approval or other action prior to full conversion, then, upon a conversion request made below, only the maximum allowable number of shares of Series A Preferred Stock shall convert into Common Stock and the remaining shares of Series A Preferred Stock shall convert upon lapse of the applicable restrictions. In no event shall a limitation on conversion to Common Stock hereunder affect the rights of holders of Series A Preferred Stock to Distributions, voting or the Liquidation Preference Amount as though fully converted to Common Stock.

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(c)   Notice of Conversion. A holder shall make the holder's election for conversion by executing and delivering to the Company a Conversion Notice in the form of Exhibit I hereto.

(d)   Mechanics of Voluntary Conversion. No fractional shares of Common Stock shall be issued upon conversion of the Series A Preferred Stock.   In lieu of any fractional shares to which the holder would otherwise be entitled (after aggregating all shares of Series A Preferred Stock held by such holder), the Company shall pay cash equal to the product of such fraction multiplied by the average of the closing bid prices of the Common Stock for the five (5) consecutive trading days immediately preceding the date of the conversion, or if there is no active trading market for such Common Stock, as valued at the fair market value on the date of payment as determined by the Board of Directors. Before any holder of Series A Preferred Stock shall be entitled to convert the same into shares of Common Stock pursuant to this Article V, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or of any transfer agent for such Series A Preferred Stock, and shall give written notice by mail, postage prepaid, to the Company at its principal corporate office, of the election to convert the same. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. In the event of an automatic conversion pursuant to paragraph (b), the outstanding shares of Series A Preferred Stock shall be converted automatically without any further action by the holder of such shares and whether or not the certificates representing such shares are surrendered to the Company or the transfer agent for such Series A Preferred Stock; and the Company shall not be obligated to issue certificates evidencing such shares of Common Stock issuable upon such automatic conversion unless the certificates evidencing such shares of Series A Preferred Stock are either delivered to the Company or the transfer agent for such Series A Preferred Stock as provided above, or the holder notifies the Company or the transfer agent for such Series A Preferred Stock that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from and against any loss incurred by it in connection with such certificates. The Company shall, as soon as practicable thereafter, issue and deliver to such address as the holder may direct, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled.

(e)   Status of Converted Stock. In the event that any shares of Series A Preferred Stock shall be converted pursuant to this Article V, the shares so converted shall be canceled and shall revert to authorized, but unissued shares of undesignated capital stock.

(f)   Adjustment of Conversion Rights. The conversion rights shall be subject to adjustment from time to time as follows:

(i)   Adjustments for Stock Dividend and Other Distributions. In the event the Company makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, any distribution (excluding repurchases of securities by the Company not made on a

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pro rata basis) payable in property, in securities of other persons or of the Company other than shares of Common Stock or evidences of indebtedness of other persons or of the Company, and other than as otherwise adjusted for in this Article V or as provided for in Article II in connection with a dividend, then, and in each such event, the holders of Series A Preferred Stock shall receive, at the time of such distribution, the amount of any such distribution that they would have received had their Series A Preferred Stock been converted into Common Stock immediately prior to the date of such event.

(ii)   Adjustments for Reorganization, Reclassification or Similar Events. If the Common Stock shall be changed into the same or a different number of shares of any other class or classes of stock or other securities or property, whether by capital reorganization, reclassification or otherwise, then each share of Series A Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Company deliverable upon conversion of such shares of Series A Preferred Stock shall have been entitled upon such reorganization, reclassification or other event.

(g)   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the conversion rights pursuant to this Article V, the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock to which such adjustment pertains a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based.

(h)   Notices of Record Date. In the event of taking by this Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, this Company shall mail to each holder of Series A Preferred Stock, at least twenty (20) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(i)   Notices. Any notice required by the provisions of this Article V to be given to the holders of Series A Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his, her or its address appearing on the books of this Company.

(j)   Effect of Conversion on Accrued Dividends. Upon any conversion of Series A Preferred Stock, any dividends accrued but unpaid (whether or not declared) to the date of conversion on the Series A Preferred Stock shall be canceled.

ARTICLE VI

MISCELLANEOUS

(a)   Changing the Terms of Series A Preferred Stock. Any provision of this Certificate of Designation may be amended, altered, changed, repealed or waived by a consent in writing without a meeting of shareholders signed by the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, or by the affirmative vote of the same proportion of holders at a meeting of shareholders duly called for such purpose.

(b)   Lost or Stolen Certificates. Upon receipt by the Company of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of any Certificates representing shares of Series A Preferred Stock, and, in the case of loss, theft or destruction, of a satisfactory indemnification undertaking by the holder to the Company and, in the case of mutilation, upon surrender and cancellation of the Series A Preferred Stock Certificate(s), the Company shall execute and deliver new preferred stock certificate(s) of like tenor and date; provided, however, that the Company shall not be obligated to re-issue preferred stock certificates if the holder contemporaneously requests the Company to convert such shares of Series A Preferred Stock into Common Stock.

(c)   Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Certificate of Designation shall be cumulative and in addition to all other remedies available under this Certificate of Designation, at law or in equity (including, without limitation, a decree of specific performance and/or other injunctive relief). No remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy, and nothing herein shall limit a holder's right to pursue actual damages for any failure by the Company to comply with the terms of this Certificate of Designation. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the holder thereof and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the holders of the Series A Preferred Stock and that the remedy at law for any such breach may be inadequate. Therefore, the Company agrees that, in the event of any such breach or threatened breach, the holders of the Series A Preferred Stock shall be entitled, in addition to all other available rights and remedies, to an injunction restraining any such breach or threatened breach, without the necessity of showing economic loss and without any bond or other security being required.

(d)   Specific Shall Not Limit General; Construction. No specific provision contained in this Certificate of Designation shall limit or modify any more general provision contained herein. This Certificate of Designation shall be deemed to be jointly drafted by the Company and all initial purchasers of the Series A Preferred Stock and shall not be construed against any person as the drafter hereof.

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(e)   Failure or Indulgence Not Waiver. No failure or delay on the part of a holder of Series A Preferred Stock in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

IN WITNESS WHEREOF, the Company has caused this Certificate to be executed by its President and Chief Executive Officer this 11th day of July, 2002.

Kent A. Rodriguez
President and Chief Executive Officer

EXHIBIT I

XDOGS, INC.
CONVERSION NOTICE

Reference is made to the Certificate of Designation of the Relative Rights and Preferences of the Series A Preferred Stock of XDogs, Inc. (the "Certificate of Designation"). In accordance with and pursuant to the Certificate of Designation, the undersigned hereby elects to convert the number of shares of Series A Preferred Stock, par value $.10 per share (the "Preferred Shares"), of XDogs, Inc., a Nevada corporation (the "Company"), indicated below into shares of Common Stock, par value $.001 per share (the "Common Stock"), of the Company, by tendering the stock certificate(s) representing the share(s) of Preferred Shares specified below as of the date specified below.

Date: _____

Number of Preferred Shares to be converted: _____

Stock certificate no(s). of Preferred Shares to be converted: _____

Please confirm the following information:

Conversion Price: _____

Number of shares of Common Stock to be issued: _____

Please issue the Common Stock into which the Preferred Shares are being converted and, if applicable, any check drawn on an account of the Company in the following name and to the following address:

Issue to: _____

            _____

            _____

Facsimile Number: _____

Authorization: _____

By: _____

521240-1

STATE OF NEVADA
Secretary of State
I hereby certify that this is a true and complete copy of the document as filed in this office.

JUL 1 2 2002



Dean Heller

By